The Law Office of James G. Dodrill II, P.A.

5800 Hamilton Way

Boca Raton, Florida 33496

Tel. (561) 862-0529

Fax: (561) 892-7787

Email: jim@jimdodrill.com

January 2, 2014

Ms. Mara Ransom, Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549-0305

Re: Integrated Inpatient Solutions, Inc.

Registration Statement on Form S-1

File No. 333-191564

Dear Ms. Ransom:

This firm represents Integrated Inpatient Solutions, Inc. (the “Company”) and in that role, along with the Company, is responding to the comments we have received on the above referenced filing in your letter dated November 1, 2013. This letter is designed to describe our responses to your comments and the location in the filing where changes have been made. We have adopted the numbering system used in your letter with the numbered paragraphs below corresponding to the comments having the same number in your letter.

  The Company has disclosed that it is an emerging growth company on the prospectus cover page and has addressed the other requested items in two risk factors which may be found beginning on page 6.

The Company does not have any written communications that it or anyone authorized by it presents to potential investors. Additionally, there is no broker or dealer participating or anticipated to participate in this offering and the Company is not aware of any research reports that have been published or distributed about it.

  We believe that this is not an offering by or on behalf of the registrant. Compliance and Disclosure Interpretation 612.09, in relevant part states as follows:

“Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

The most recently issued shares which are being registered have been held for in excess of eleven years and were issued in July 2002 and some shareholders have held their shares for in excess seventeen years, with issuances dating back to August 15, 1996. Current management of the registrant, which has been in place since 2001 does not have access to information regarding the issuances which occurred prior to its involvement. The shares which were issued after current management’s involvement began (again, with the most recent occurring in July 2002) were all issued in exchange for cash investments. Only two of the eighty five selling shareholders have a relationship with the issuer, the officers who have served the company and run its operations for more than a decade, generating, millions of dollars of revenue. To the knowledge of the Company as well as this Firm, none of the sellers are in the business of underwriting securities. The Company recognizes that the number of shares being registered equates to approximately 56.7% of the registrant’s outstanding shares, but feels strongly that the other factors detailed above firmly show that the sellers are not acting as a conduit for the issuer. Due to this belief, other than as described in the following paragraph, no changes have been made to the registration statement as a result of this comment.

Thank you for bringing to our attention the statement on page 5. This statement contained a scriverner’s error and should have stated that 13,334,000 of the shares are held affiliates. This disclosure has been corrected in the amendment filed herewith.

  The requested disclosure has been included.

  The requested disclosure has been included.

  The requested change has been made.

  The requested disclosure has been included.

  Risk factors addressing this have been included.

  A risk factor addressing this has been included.

  The first and second risk factors of the section “Risks Related to Our Common Stock” have been combined to provide an unbroken discussion of the risks surrounding volatility and limited liquidity.

  The risk factor has been relocated to the requested sub-section.

  The risk factors have been combined into one discussion.

  A risk factor addressing the requested risk has been included.

  To the extent available, the requested information has been included. Please note that neither the Company nor the Company’s transfer agent have contact information for “Financial Power Network” and the Company is unable to identify who exercises voting and/or dispositive power with respect to the shares held by this entity. The Company’s transfer agent’s records indicate that the shares were issued in 1997, years prior to involvement of any existing officer or director of the Company.

  No such restrictions exist and the disclosure has been revised to include this information.

  The disclosure had been revised to add additional information addressing the points raised in your comment.

  The lawsuit previously described has been settled. The Company has included a discussion regarding one other matter in which it is involved.

  The requested information has been included.

  The Company has disclosed that it does not presently have any material commitments for capital expenditures.

  The Company has included an analysis of the figures from 2012 and 2011.

  Although the Company is not presently conducting operations in the health care industry, it believes there are potential opportunities and continues to explore those. Both Ms. Bloom and Dr. Sharma will be instrumental in evaluating such opportunities. Additionally, Ms. Bloom gained knowledge regarding the interior design industry and business during the years in which she was married to Mr. William Bloom, who worked in the industry throughout their marriage.

  The requested information has been included.

  The requested revision has been made.

  The requested revision has been made.

  The table and introductory paragraph have been updated as requested.

  The requested information has been included.

  The Noncompetition Agreements have been filed as an exhibit to this amendment.

  This scriverner’s error has been corrected.

  The three issuances that were made were all made in reliance on Section 4(2) and were issued in exchange for convertible preferred stock issued by the Company in 2001. The disclosure has been revised to remove the reference to Regulation D.

  The Consent of the Board of Directors from 2001 has been included as Exhibit 3.1(d).

  There are no such contracts.

  The Company has instructed its edgar filing agent to tag the consent as Exhibit 23.2.

  The signature has been included.

  The Company is not in the development stage as defined in ASC 915-10-20.

  Management believes that the Company has sufficient cash and liquidity to remain in operation at current levels for 18-24 months. Accordingly, management believes that they will be unable to continue developing and marketing their services after that period has passed unless they are able to generate sufficient revenues or raise additional capital.

  The income tax provision has been corrected.

  The reduction in accounts receivable was related to collections of outstanding balances. There were no impairments of accounts receivable.

  Prepaid medical professional liability insurance was written off as of September 30, 2013.

Should you have questions regarding the filing or anything in this letter, please feel free to contact the undersigned at (561) 862-0529.

Sincerely,

The Law Office of James G. Dodrill II, PA

By: Jim Dodrill, Esq.